EXHIBIT 99.2

Management’s Discussion and Analysis
For The Three Months Ended
March 31, 2012

Management’s Discussion and Analysis

May 15, 2012

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Extorre” mean Extorre Gold Mines Limited and its subsidiaries; (ii) information is provided as of March 31, 2012, unless otherwise stated; and (iii) “$” refers to Canadian Dollars and “US$” refers to US dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Extorre and should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended. All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, the timing of its drilling, exploration programs and exploration results and ongoing development studies and assessing potential development options, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on the its Cerro Moro project. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

●	risks related to the Company’s lack of revenues from operations and its continued ability to fund ongoing and planned exploration and possible future mining operations;

●	risks related to the Company’s history of losses, which may continue to occur in the future;

●	risks related to the on-going credit crisis in the United States and Europe and the Company’s ability to raise money in the future to fund its operations;

●
risks related to the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones and the Company’s ability to successfully establish mining operations or profitably produce precious or other metals;

●	risks related to operating within current foreign currency regulations in Argentina and the enactment or enforcement of additional restrictions;

●	risks related to differences between U.S. and Canadian practices for reporting mineral resources and reserves;

●	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that any possible future development activities will result in profitable mining operations;

●	risks related to mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated;

●
changes in the market price of gold and silver, and other minerals which in the past have fluctuated widely and which could affect the profitability of possible future operations and financial condition;

●	risks related to currency fluctuations;

●	uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits;

●	risks related to the inherently dangerous activity of mining, including conditions or events beyond the Company’s control;

●	risks related to the Company’s primary property being located in Argentina, including political, economic, and regulatory instability;

●	uncertainty in the Company’s ability to obtain and maintain certain permits necessary for current and anticipated operations;

●	risks related to the Company being subject to environmental laws and regulations which may increase the costs of doing business and/or restrict operations;

●	risks related to land reclamation requirements which may be burdensome;

●
risks over the uncertainty in the Company’s ability to attract and maintain qualified management and other personnel to meet the needs of anticipated growth and risks relating to its ability to manage growth effectively;

●	risks related to the Company’s held mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;

●	risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

●	risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;

●	the volatility of the Company’s Common Share price and volume;

●	tax consequences to Canadian shareholders and United States shareholders; and

●	risks relating to potential claims by indigenous people over the Company’s mineral properties.

The above list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this

MD&A under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by the Company and filed with the appropriate regulatory agencies. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by the Company have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

First Quarter 2012

During the first quarter the Company completed 13,800 meters of drilling in 102 holes on the Cerro Moro project.  Four drill rigs were in operation on the property with three rigs focused on exploration drilling and one rig focused on infill drilling. General exploration and target generation activities at both Cerro Moro and Santa Cruz regional properties were underway along with technical and environmental studies.

On March 5, 2012 the Company announced high grade gold-silver assays from drilling at Cerro Moro. The assays related to 83 drill holes, 36 from in-fill and step-out drilling at Zoe and 47 from testing other veins on the property.  The Zoe vein drilling is part of the Company’s program to increase the density of drill holes within the known mineralized envelope. The testing of other veins was performed to test 19 other prospects at Cerro Moro, 10 of these prospects will require additional follow up.

The Company closed a bought deal private placement financing on March 16, 2012, providing gross proceeds of $25.1 million. The net proceeds from this offering will be used for further exploration and development of our Cerro Moro project and general working capital purposes.

On April 2, 2012 the Company announced the results of a Preliminary Economic Assessment (PEA-3) for the Cerro Moro Project. The study outlined mining of mineralized zones using a combination of open pit and underground methods. The study was based on the November 2011 mineral resource estimate for the Cerro Moro project.  For the first 5 years at a processing rate of 1,300 tonnes per day, the study estimated gold equivalent production of 248,036 ounces* per year, comprising gold production of 123,017 ounces/year plus silver production of 6.251 million ounces/year.

*Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces.

It should be noted that this assessment is preliminary in nature as it includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.

On April 16, 2012, the Company announced the promotion of Mr. Trevor Mulroney to the position of President and Chief Executive Officer of the Company.  Mr. Mulroney had been the Chief Operating Officer of the Company since October 2011.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms
In January 2004, Estelar Resources Limited (“Estelar”) announced that it had secured an option from Cerro Vanguardia Sociedad Anomina (“CVSA”) to acquire all of CVSA’s exploration projects (the “CVSA Properties”) which were divided into four project areas (“Projects”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina.  CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). The four Projects comprised Cerro Moro, other Santa Cruz properties, Chubut properties, and the Rio Negro properties.

Under the option agreement, CVSA was paid US$100,000 for the right to earn a 100% interest in the CVSA Properties. In order to earn its interest in the CVSA Properties, Estelar was required to spend US$3.0 million within five years, including completing 8,000 metres (“m”) of drilling. CVSA had a back in right to a 60% interest in a Project following the completion of 10,000 m of drilling on that Project, by paying the Company 2.5 times its expenditures on that Project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest in a Project to 70%, by financing Estelar’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a Project, its interest will revert to a 2% net smelter royalty (“NSR”) in that Project. A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in 2006.

At the end of 2006, Estelar had met the obligation to incur total aggregate expenditures of US$3.0 million and had completed 12,000 m of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back-in right. On August 2, 2007, Estelar notified CVSA that it had completed 10,000 m of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October 2007, CVSA advised Estelar that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

Cerro Moro, now 100% owned by Estelar subject to a 2% NSR, (and Fomicruz’s right to a 5% interest – see below) was the most advanced at the time of acquisition. The remaining CVSA Properties are grouped into two main project areas, other Santa Cruz properties (including Puntudo, Verde, Falcon [Calandria] and Azul) and Chubut properties. In addition, Estelar has also acquired a portfolio of Santa Cruz exploration concessions in its own right.

Prospecting and geochemical surveys have been conducted on many of the Santa Cruz and Chubut properties. Given both the favourable geology and mining regime in Santa Cruz, the Company is focusing its attention on the Cerro Moro Project and neighbouring properties.

On March 3, 2009, Estelar announced that it had entered into a definitive agreement with Fomicruz (the “Fomicruz Agreement”) setting out the key terms for Fomicruz’s participation in the future development of the Company’s

Cerro Moro project, and providing  access to Fomicruz’s significant landholding adjacent to Cerro Moro. The details of the Fomicruz Agreement are as follows:

(i)	Fomicruz will acquire a 5% interest in the Company’s Cerro Moro project once all the necessary permits and authorizations required to put Cerro Moro into production have been received;
(ii)	The Company has the right to earn up to an 80% interest in Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures.
(iii)
The Company will finance all exploration and development costs of the Cerro Moro project, and on the Fomicruz properties, and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations; and

(iv)	The Company will manage the exploration and potential future development on the properties.

As of May 15, 2012, neither the Company nor Fomicruz had satisfied the requirements to earn an interest in the other’s property.

Mineral Resources

Indicated Mineral Resource for Cerro Moro (at a 1 g/t gold equivalent** cut-off)

Zone	Metric Tonnes	Grade Gold (g/t)	Grade Silver (g/t)	Grade Gold Equivalent** (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent* (ounces)
Escondida	620,000	18.8	829.2	35.4	374,000	16,530,000	705,000
Loma Escondida	44,000	18.4	919.5	36.8	26,000	1,297,000	52,000
Gabriela	1,642,000	1.5	226.1	6	79,000	11,936,000	318,000
Zoe	105,000	27.2	2,614.50	79.5	91,000	8,798,000	267,000
Carla	15,000	16	701.2	30	7,000	327,000	14,000
Total Indicated	2,425,000	7.4	498.8	17.4	578,000	38,888,000	1,356,000

Inferred Mineral Resource for Cerro Moro (at a 1 g/t gold equivalent** cut-off)

Zone	Metric Tonnes	Grade Gold (g/t)	Grade Silver (g/t)	Grade Gold Equivalent** (g/t)	Gold (ounces)	Silver (ounces)	Gold Equivalent* (ounces)
Escondida	508,000	4.3	164.8	7.6	70,000	2,689,000	123,000
Loma Escondida	13,000	9.70	595.4	22	4,000	256,000	9,000
Zoe	1,248,000	4.1	280.3	9.8	167,000	11,250,000	391,000
Martina	293,000	13	60.3	14.2	123,000	568,000	134,000
Carla	2,000	9.5	390.4	17.3	1,000	29,000	1,000
Gabriela	331,000	1.3	219.7	5.7	14,000	2,336,000	61,000
EsperanzaNini	1,773,000	1.8	144.3	4.7	105,000	8,226,000	270,000
Deborah	578,000	2.4	48.1	3.4	45,000	894,000	62,000
Total Inferred	4,747,000	3.5	172	6.9	528,000	26,249,000	1,053,000

*   Gold equivalent ounces are calculated by dividing the silver ounces by 50, then adding those ounces to the gold-only ounces.

** Gold equivalent grade is calculated by dividing the silver assay result by 50, adding it to the gold value and assuming 100% metallurgical recovery.

Mr. David (Ted) Coupland, Director - Geological Consulting and Principal Geostatistician of Cube Consulting Pty Ltd, is a qualified person as defined in NI 43-101 and is responsible for preparing the November 2011 mineral resource estimate.

Results from Operations

The Company started the current year with 92,566,939 common shares outstanding and ended the quarter with 96,919,339 common shares outstanding. During the quarter, the Company received proceeds of $495,000 and issued 822,400 common shares upon the exercise of options. The Company also issued 3,530,000 common shares at $7.10 per share for gross proceeds of $25.1 million from a bought deal equity financing. Shares issued and proceeds received during the quarter are summarized below:

	Options Exercised	Share Placement Financing	Share Placement Issue Costs	Total
Shares issued	822,400	3,530,000	-	4,352,400
Proceeds ($000’s)	$495	$25,063	$(1,470)	$24,088

As at May 15, 2012 the Company had 96,919,339 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s unaudited condensed interim consolidated financial statements for the first quarter ended March 31, 2012 (the “Interim Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The following selected information is taken from the Interim Financial Statements for the first quarter ended March 31, 2012

First Quarter Ended March 31, 2012

The Company ended the first quarter with $40.9 million of cash and cash equivalents. The Company spent approximately $9.9 million on exploration expenditures during the quarter, mainly at its Cerro Moro project. Exploration activities on its Cerro Moro project continued as the Company proceeded with its drilling program designed to explore for other mineralization and to infill drill at Zoe. The Company incurred $975,000 in share-based compensation expense due to the recognition of expense associated with the vesting of stock options that were previously granted by the Company to its employees and consultants prior to 2012.

First Quarter Ended March 31, 2012 compared to the Fourth Quarter Ended December 31, 2011

In Q1 2012, the Company recorded a loss of $11.1 million ($0.12 per share) compared to a loss in Q4 2011 of $14.2 million ($0.16 per share).

Significant variance for expenses:

●
Share–based compensation: $975,000 in Q1 2012 ($1.9 million in Q4 2011) – the decrease of approximately $1.0 million in expense was due to there being a higher number of options outstanding to employees and consultants in Q4 2011 which had not fully vested and thus had expense relating to them that was booked during the last quarter of 2011. The majority of these outstanding options had fully vested in 2011, thus had minimal expense remaining to be recorded in the first quarter of 2012.

●
Mineral property exploration expenditures: $9.9 million in Q1 2012 ($12.1 million in Q4 2011) – the decrease in exploration expenditures was largely due to the decrease in drilling activities. For the first month of 2012, the Company did minimal drilling as it only started back up from the year-end break late in January. As a result, in Q1 2012, the Company only had two full months of drilling compared to Q4 2011 where the Company had a full three months of drilling.

First Quarter Ended March 31, 2012 compared to the First Quarter Ended March 31, 2011

The Company had a loss of $11.2 million in Q1 2012, a decrease of approximately $800,000 from the loss of $12.0 million recorded in Q1 2011. The decrease in the loss is largely attributable to the Company recording less share-based compensation expense during the 2012 quarter. In Q1 2011, the majority of the Company’s outstanding options had not fully vested thus had expense remaining to be booked. The majority of these options had vested in 2011 resulting in minimal expense recorded in 2012.

The following is a summary of quarterly results taken from the Company’s condensed interim consolidated financial statements:

Three month period ended March 31, (in thousands)	2012	2011
Interest income	$(93)	$(116)
Mineral property exploration costs	$9,937	$8,596
Share-based compensation 1	$975	$3,927
Loss	$11,181	$12,025
Comprehensive loss	$10,818	$12,169
Basic and diluted net loss per common share	$(0.12)	$(0.14)

1share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

As at (in thousands)	March 31, 2012	December 31, 2011
Total assets	$49,826	$33,062
Total liabilities	$5,338	$2,819
Share capital	$199,662	$175,230
Contributed surplus	$20,359	$19,728
Accumulated other comprehensive loss	$(990)	$(1,353)
Deficit	$(174,543)	$(163,362)

The following selected financial information is a summary of the eight most recently completed quarters up to March 31, 2012 filed under IFRS.

Comparison to Prior Quarterly Periods

	2012	2011				2010
($000’s, except share data)	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	11,181	14,248	15,798	13,375	12,025	12,274	7,654	6,663
Basic loss per common share	$0.12	$0.16	$0.17	$0.15	$0.14	$0.10	$0.10	$0.09

Net loss in the first quarter of 2012 was lower than in the previous quarter as approximately $1.0 million less of share-based compensation was recorded in the first quarter of 2012. The majority of the outstanding options in 2012 had fully vested in 2011, thus there was minimal expense to be recorded in the first quarter of 2012. There was also a decrease in project evaluation expenditures during the first quarter of 2012 as the Company resumed activities mid-way through January following an extended holiday break for staff in Argentina.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at March 31, 2012 totalled $40.9 million. During the quarter the Company closed a bought deal private placement financing in which the Company issued 3,530,000 common shares at a price of $7.10 per share for gross proceeds of $25.1 million. The Company will continue to utilize its cash resources to fund project exploration and administrative requirements. Aside from cash and cash equivalents, the Company has no material liquid assets. There is no assurance that the Company will be able to raise funds to finance ongoing activity through capital raisings in the future.

Management continues to evaluate and adjusts its planned level of activities to attempt to ensure that adequate levels of working capital are maintained. The future availability of funding will affect the planned activity levels at Cerro Moro and expenditures will, as much as possible, be adjusted to match available funding.
The Company has no loans or bank debt and there are no restrictions on the use of its cash resources. The Company has not issued any dividends and management does not expect this will change in the near future.

Additional funds will be required in the future to fund the ongoing exploration and planned development activities of the Company.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, currency risk, liquidity and interest rate risk.

Credit risk
Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Argentina as required to meet current expenditures. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The fair value of financial instruments at March 31, 2012 and December 31, 2011 is summarized as follows:

	2012		2011
(in thousands)	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets
Loans and receivables
Cash and cash equivalents	$40,893	$40,893	$26,204	$26,204
Amounts receivable – at amortized cost	$107	$107	$174	$174
Financial Liabilities at amortized cost
Accounts payable and accrued liabilities	$5,138	$5,138	$2,750	$2,750
Due to related parties	$200	$200	$69	$69

The carrying amount of amounts receivable, accounts payable and accrued liabilities and due to related parties approximates fair value due to the short term nature of these financial instruments.

Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents. Cash and cash equivalents earn interest based on current market interest rates, which at year end ranged between 1.20% and 1.35%.

Based on the amount of cash and cash equivalents invested at March 31, 2012, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $204,000 (December 31, 2011 - $131,000) in the interest earned by the Company per annum.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had cash at March 31, 2012 in the amount of $40.9 million (2011 - $26.2 million) in order to meet short-term business requirements. At March 31, 2012, the Company had current liabilities of $5.3 million (2011- $2.9 million) which are due on demand or within 30 days.

Currency risk
The Company operates in Canada and Argentina, and it is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. However, the Company does not typically hold large cash balances in Argentina and tries to reduce the effects of foreign exchange risk by advancing funds to its foreign operations only when such funds are required to meet expenditures.

The Company’s cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities are held in several currencies (mainly Canadian Dollars, Argentine Pesos, US Dollars and Australian Dollars) and are therefore subject to fluctuation against the Canadian Dollar.

The Company had the following balances in foreign currency as at March 31, 2012 and December 31, 2011:

2012 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	15,677	513	-
Accounts payable and accrued liabilities	(15,669)	(237)	(385)
Net balance	8	276	(385)
Equivalent in Canadian Dollars	2	275	(399)
Rate to convert to $1.00 CDN	0.2282	0.9975	1.0358

2011 (in thousands)
	Argentine Pesos	US Dollars	Australian Dollars
Cash and cash equivalents	7,531	135	-
Accounts payable and accrued liabilities	(8,530)	(338)	(151)
Net balance	(999)	(203)	(151)
Equivalent in Canadian Dollars	(215)	(206)	(157)
Rate to convert to $1.00 CDN	0.2148	1.0170	1.0424

Based on the above net exposures as at March 31, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Argentine peso, US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $1,000, $28,000 and $40,000 respectively (2011 - $22,000, $21,000 and $16,000 respectively) in the Company’s net loss.

Contractual Obligations

(a)
The Company leases offices in Argentina and Canada and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.

Commitments, mainly for rental of office and operating facilities, construction of field camp and property access agreements are as follows:

	Payments Due by Year (in thousands)
	Total	2012	2013-2014	2015-2016
Office leases
-Argentina	$567	$182	$371	$14
-Canada*	356	66	174	116
Total	$923	$248	$545	$130

The Company has various property access agreements, which are renewed periodically, related to the Cerro Moro project at an estimated cost of approximately $228,000 per year.

* The Company together with two associated companies has entered into a lease for office premises. The amount reflected above is the Company’s share of the lease obligation.

(b)
In addition, upon the decision to commence mining at Don Sixto, the Company has agreed to build two houses for the original owners of the Don Sixto property at an estimated cost of approximately $75,000.

Related Party Transactions

Amounts due to related parties of $200,000 at March 31, 2012 (December 31, 2011 - $69,000) are for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business, and ongoing exploration expenditures payable to a related company. The amounts due to related parties are non-interest bearing and are due upon receipt of an invoice.

During the three months ended March 31, 2012 a total of $435,000 (2011 - $299,000), comprised of consulting, director and management fees of $301,000 (2011 - $194,000) and administrative fees of $134,000 (2011 - $105,000) was paid or accrued for related party transactions as described below:

(i)	Management and consulting fees are comprised of:

(a)	Exploration and consulting fees of $35,000 (2011 - $35,000) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at March 31, 2012, the Company owed $Nil (2011 - $Nil).

(b)	Management fees of $44,000 (2011 - $44,000) were paid or accrued to a corporation of which a Co-Chairman is a principal. As at March 31, 2012, the Company owed $16,000 (2011 - $8,000).

(c)	Management fees of $50,000 (2011 - $50,000) were paid or accrued to a corporation of which the Senior Vice President is a principal. As at March 31, 2011, the Company owed $Nil (2011 - $Nil).

(d)	Management fees of $105,000 (2011 - $Nil) were paid or accrued to a corporation of which the Chief Operating Officer is a principal. As at March 31, 2012, the Company owed $105,000 (2011 - $Nil).

(e)	Management fees of $50,000 (2011 - $50,000) were paid or accrued to a corporation controlled by the Vice-President Finance. As at March 31, 2012, the Company owed $Nil (2011 - $Nil).

(f)
Consulting Fees of $17,000 (2011 - $15,000) were paid or accrued to a corporation of which the Vice President Corporate Development is a principal. As at March 31, 2012, the Company owed $Nil (2011 - $Nil).

In addition, the Company reimburses expenditures incurred while conducting ongoing Company business.

(ii)	Administrative fees are comprised of:

(a)
Administrative fees of $134,000 (2011 - $105,000) for the provision of office facilities and staff to the Company, were paid to Exeter Resource Corporation (“Exeter”). As at March 31, 2012, the Company owed $54,000 (2011 - $61,000).

The Company reached an agreement with Exeter whereby the Company reimburses Exeter for common expenditures incurred, based upon a mutually agreed percentage allocation of such expenditures. For the three month period ending March 31, 2012, the percentage allocation was 40%, resulting in approximately $134,000 being reimbursed to Exeter for administrative support and office overhead (See (ii)(a) above).

Outlook

For the remainder of 2012, the Company plans to continue to advance mine development work. In addition, exploration and target generation activities remain a priority at both Cerro Moro and the Santa Cruz Regional Properties.  Although the Company’s current planned expenditures include the following items, it is re-assessing expenditures given the state of capital markets and will adjust its programs as necessary:

●
Utilizing up to four drill rigs to complete the drilling program already underway at Cerro Moro, covering a combination of infill drilling on existing Inferred Category mineral resources, the drill testing of new target areas, and development-related technical studies such as metallurgical, water, and geotechnical drilling.

●	General exploration and target generation activities at both Cerro Moro and Santa Cruz Regional Properties.
●	Ongoing technical and environmental studies required for the potential mine development at Cerro Moro.
●	Possible commencement of the construction of a 2,325 m length exploration decline at the Escondida Far West ore shoot.
●	Funding of community relations projects in Puerto Deseado and neighboring communities.

The Company expects, subject to ensuring adequate funding is available, to continue to dedicate up to four drill rigs to both the discovery of new mineral resources at Cerro Moro and undertake further mine development related studies including metallurgical, water, and geotechnical drilling. New resource drilling at Cerro Moro will primarily focus on the discovery of: i) extensions to the high-grade Zoe gold-silver discovery, which was first discovered in March 2011, ii) new resources along strike and at depth to known ore-shoots, and iii) the drill testing of new targets at Cerro Moro. Management will continually evaluate the need to reduce or deploy additional drill rigs at either Cerro Moro (or within the Santa Cruz Regional properties), on the basis of results obtained and available capital, as the year progresses.

The Company also continues to advance the technical, economic, and environmental studies required for the potential development of mining operations at Cerro Moro. The Company is also looking at soft mine start-up scenarios which will reduce the initial capital cost upfront and then proceed to use the cash flows generated from a smaller scale operation to fund future larger scale development to grow the mine.

The Company also plans to commence construction of a exploration decline at the Escondida Far West ore shoot. This decline, which has a total length of 2,325 m and a 5 m x 4.5 m cross-section, will provide the Company with access to the high grade gold-silver ores at Escondida Far West and will form an integral part of the future mine development. The commencement of construction of this decline is currently scheduled for the latter part of 2012, with total construction time estimated at 22 months.

Construction of a new modular camp facility at the Cerro Moro Project is currently in progress. The total cost of the new camp facility, which will include accommodation for up to 120 staff, offices, a new kitchen / dining facility, and all associated infrastructure, is expected to be approximately $US 3.5M. This new camp is expected to be completed by June, 2012.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in their audited consolidated financial statements for the year ended December 31, 2011, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of estimates include accrued liabilities, the determination of the assumptions used in the calculation of share-based compensation expense and the valuation allowance for future income tax assets. Actual results could differ from those estimates used in the financial statements.

(ii)
mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has funds to be able to maintain its interest in the mineral property.

(iii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock-based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate the expected option term for input into the valuation model. The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policy and Disclosures

The IASB issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial Instruments - Classification and Measurement (IFRS 9); IFRS 10, Consolidated Financial Statements (IFRS 10); IFRS 11, Joint Arrangements (IFRS 11); IFRS 12, Disclosure of Interests in Other Entities (IFRS 12); IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (IFRIC 20); IFRS 13, Fair Value Measurement (IFRS 13). The Company is in its preliminary stage of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of the new standards:

IFRS 9 – Financial Instruments - Classification and Measurement

IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 - Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, IFRS 9 (2009) and IFRS 9 (2010) were issued, respectively, which address the classification and measurement of financial assets and financial liabilities. IFRS 9 (2009) requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. IFRS 9 (2010) requires that financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss, financial guarantees and certain other exceptions. IFRS 9 (2009) and IFRS 9 (2010) are effective for annual periods beginning on or after January 1, 2015. Early adoption is permitted and the standard is required to be applied retrospectively.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its control over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 11 – Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers, entities have the choice to proportionately consolidate or equity account for interests in joint ventures IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRS 13 – Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. This standard is effective for annual periods beginning on or after January 1, 2013.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 clarifies the requirements for accounting for stripping costs associated with waste removal in surface mining, including when production stripping costs should be recognised as an asset, how the asset is initially recognised, and subsequent measurement. This standard is effective for annual periods beginning on or after January 1, 2013.

Management’s Responsibility for the Financial Statements

The Audit Committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight. There have been no changes in the Company’s disclosure controls and procedures during the three months ended March 31, 2012.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting principles under which the Company’s financial statements are prepared. An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2011 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

As required under Multilateral Instrument 52-109, management advises that there have been no changes in the Company’s internal control over financial reporting that occurred during the most recent interim period, being the three months ended March 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s  internal control over financial reporting.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian dollars. Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk. In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations. The current and anticipated future operations and exploration activities of the Company in Argentina require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. On June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province.  The legislation effectively puts the Company’s Don Sixto project on hold, unless and until the government amends the law to allow the use of such chemicals and open pit mining the Company does not expect to resume exploration in the ordinary course. As a result of this legislation the Company wrote off its investment in the Don Sixto project during 2011.  The Company’s projects are all in the exploration and early development stage and as a result activities at Cerro Morro have caused limited environmental impact to date due to the early stage of its activity. The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Under Argentine foreign exchange control regulations 30% of any funds brought into the country by way of loans are required to be placed on deposit with the Argentine Central Bank (the “Central Bank”) for one year after they are brought into the country except under certain exemptions one of which is where funds are brought into the country for exploration purposes. The Company’s Argentinean Branch, Cognito utilized that exemption in bringing funds into Argentina.  Cognito understands that the Central Bank’s interpretation of the regulations is that value added taxes and other taxes paid on exploration expenditures does not qualify for the exemption and has consequently charged  it, together with certain of its representatives with a breach of the foreign exchange laws relating to funds brought into the country in 2006. The charge is that an amount of US$ 7,300 should have been deposited with the Central Bank to comply with the regulations. Under the penalty provisions a fine of up to US$ 73,000 and the suspension for up to 10 years from operating in the currency exchange may be imposed if found guilty.  At this time Cognito and its representatives are defending against the charge.  The charge against Cognito does not affect the activities of Estelar which owns and operates the Cerro Moro Project.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, foreign exchange controls, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit. Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates. These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.  Despite exploration work on the Company’s mineral claims, no mineral reserves have been established on any of its mineral properties.  In addition, the Company is still engaged in exploration on all of its properties and although the Company has completed a preliminary economic assessment on the Cerro Moro Project, substantial additional work will be required in order to determine if any economic deposits exist on the Company’s properties. The Company may expend substantial funds in exploring some of its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even if commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production.  Finding mineral deposits is dependent on a number of factors, including the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as content of the deposit including harmful substances, size, grade and proximity to infrastructure, as well as metal prices and the availability of power and water in sufficient supply to permit development. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration and development stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration and development of its properties will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration and development efforts, it may be forced to acquire additional projects or cease operations. Other risks include, but are not limited to political, tax and royalty regime risks.

Certain of the Company’s properties are currently held under option. The Company has no ownership interest in these properties until it meets, where applicable, all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfil the requirements of these option agreements, it is likely that it would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditures and required option payments made on the properties to that date.

The Company’s exploration and development operations are located in Argentina. Foreign countries can experience economic instability associated with unfavourable exchange rates, high unemployment, inflation and foreign debt.  In addition, the requirement to source locally produced materials which may not be readily available or meet desired quality levels may negatively affect operations. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties. For example, although estimates of inflation in Argentina vary considerably, unofficially such estimates for 2011 range from approximately 25-30%, and may in fact be higher. Inflation of this magnitude would impact the cost of carrying out the Company’s business plans in Argentina. Developing economies have additional risks, including: changes to or invalidation of government mining laws and regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. For example, on June 20, 2007, legislation was passed by the Provincial government, in Mendoza Argentina, prohibiting the use of chemicals typically used in the extraction of gold and other metals in the province, affecting all mining companies that use such extraction techniques, and effectively putting the Company’s Don Sixto project on hold. On February 28, 2011, the Argentine President enacted Decree 207/2011 which regulates Law 26,639 (the Law on Minimum Standards for the Protection of Glaciers and the Peri-glacial Environment).  Decree 207/2011 has only regulated 4 out of the 17 sections of Law 26,639. The general outlines established by Decree 207/2011 establish the specific objectives of the National Glacier Inventory, define the Strategic Environmental Evaluation as the systematic process of study of the environmental impact of the policies, plans or programs and their alternatives, including the preparation of a written report and the evaluation conclusions as well as their use in the public decision proceedings and appoints the Environment and Sustainable Development Secretariat of Chief Ministry as the application authority of Law 26,639. In October 2011 the Argentine Federal Government announced that future export revenues derived from mining operations must be repatriated to Argentina and converted to Argentine currency prior to being distributed either locally or back overseas. The distribution of earnings back overseas would require the Argentine currency to be reconverted to foreign currency for repatriation. This overturns the benefits provided in 2002 and 2003-04 to all Argentine oil and mining companies, respectively, that exempted them from the currency repatriation laws that apply to all other primary producers in the country. In addition, indigenous and community organizations can impact government mining regulations resulting in additional uncertainty. The presence or persistence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its rights.  This would have a negative impact on the Company and the value of its securities

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC. You can review and obtain copies of our filings from SEDAR at www.sedar.com. or from the SEC’s website at http://www.sec.gov/edgar.shtml.

NYSE-AMEX Corporate Governance

The Company’s common shares are listed on the NYSE Amex. Section 110 of the NYSE Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is set forth on the Company’s website at www.extorre.com.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the NYSE Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.extorre.com.  Information contained on the Company’s website is not part of this annual report on Form 40-F.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.